Filed by Fiserv, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Data Corporation

Commission File No. 001-11073

Transcript from Wolfe FinTech Forum

March 12, 2019

12:00 PM EDT

Darrin Peller:	Everybody, first of all, I want to thank everyone again for joining us today. Again, I think I know many of you. But I’m Darrin Peller. I’m the managing director covering payments, processors, and IT services here at Wolfe Research. I’m really happy to kick off one of our first keynotes of the day with Jeff Yabuki, who’s the CEO of Fiserv, which is clearly one of the names we’re getting among the most interest on over the past couple of months in particular. But it’s been a good stock for a very long time at this point. And look, we’re recommending the name now and feel very good about some of the opportunities long term.

But with that said, I mean and just for everyone in the audience, we are going to get to the First Data deal and everything around that. But I did want to start off a little bigger picture, and just really honing in on the Fiserv story first. I mean just it’s gone well for a number of years. Obviously you can see that in the stock. I think it would be great if you just start off giving us a bit of a tour around the business and what you’ve been doing, what’s going well. What are you most excited about in terms of the growth drivers?

Jeffery Yabuki:	Sure, absolutely, and thanks. Thanks for inviting us. Thanks, everyone, for taking time over lunch to hang out with us for a few minutes. You know, we’re a little bit boring. You know, we have tried to aggregate a series of assets. Our legacy is in our core, in the core processing engines serving basically one in three banks and credit unions in the US. And we’ve built a strategy that has been wrapping that core with high-value products which today look like digital payments, fraud, analytics; those kinds of things. And then evolving that model as the macro environment begins to change and develop.

As you know, back in 2007, we acquired CheckFree and that was really to make a strong statement. That was pre-iPhone, actually not quite true. It was 45 days after the iPhone was introduced. No one really knew that that quiet announcement was going to change the way and transform banking as we knew it. We acquired those assets because we wanted to be a player in payments. And we also wanted to transform the company.

Over the 13 or so years that I’ve been here, we’ve divested half the company. We’ve gotten very focused on the issuer side of the business, enabling as much as we can, not just in core which is what we’re most connected to, but payments around the DDA. We’re the largest ACH provider in the US. We’re getting a lot of traction around the payments reengineering revitalization that’s going on around our Dovetail technologies, and then everything around mobile. And now we’re seeing Zelle catch on, as you know well. And so as we’re seeing all this interesting opportunity, where digital meets payments, that we think is going to be an important growth driver. But that growth driver in and of itself is insufficient without the core.

So the core allows us to build fantastic products in the very up end of the market and then bring it down, but also create this ecosystem of opportunity which is one of the things that we’re most proud of and what has really sustained over the last 35 years. You can see on the slide 35, it’s our 35th anniversary. And actions that I know we’ll get to around First Data we think will help to sustain us for the next 35.

Darrin Peller:	Okay. Look, I mean you’ve had some pretty big wins. You’ve had revenue. You’re showing acceleration on revenue, 4.5% you’re talking about, right? I mean clearly something is differentiating and winning. It’s not just growing with the market obviously, right? So I mean whether it’s Dovetail or mobility or DNA; beyond just the core being strong, can you give us a little more specific examples of what’s actually been differentiating? And I would even like to hear more about what allowed you to win one of your biggest wins pretty much ever on core, with New York Community.

Jeffery Yabuki:	New York Community, yeah, sure. So we again, part of our model is putting as many solutions together as we can to create different and unique value for the financial institutions to serve their customers. And so mobility and digital has been very important. Our Architect suite is allowing institutions to take more control over the solutions that they provide. But that suite in and of itself, while we think is strong and interesting, becomes powerful when you integrate other technologies into it. So you integrate bill pay. You integrate Zelle. You integrate account-to-account. You integrate it at real time. Loan origination, account origination; all of those kinds of things in creating these ecosystems of value, they all surround the core but then you have payments and you have digital, risk, fraud, security; the things that we’re talking about. Those name brands end up opening the aperture of consideration. So we’ll see situations where in the large end of the market, we’ll have a client who might be using our account-to-account transfer technology or our bill pay technology, and they want to talk about Zelle.

Well, why do they want to talk to us about Zelle? They want to talk to us about Zelle because we’re the largest DDA-based payment provider, providing highly differentiated services. And so as the market continues to evolve like that, we’re seeing opportunities there. So that’s one very important aspect of it. As I think you know, Darrin, we acquired Open Solutions back in early 2013, buying it for the DNA core. The DNA core is really the only modern technology real-time available for a bank and for large credit unions in the US today. And again, I’d like to claim that we were super smart. Because we’re a little smart. But the market has moved so fast over the last three or four years towards real time, right? TCH and the Fed mandating real time, that’s going to change the core systems and the way the interactions are occurring. Batch won’t be sufficient.

And so we like where DNA sits. You think about New York Community, New York Community says, hey, I want to modernize my core. DNA is modern technology. I want all the surround solutions. Right? This was over 40 different solutions. And when you put that together and you think about the reputation that we have around quality and innovation, it gives clients good reasons to make decisions.

Darrin Peller:	Yeah, I mean the real-time side came up a lot this morning. We had a panel on ACH and real-time payments, as you mentioned. And I mean I think it would be helpful. We’ve talked about it, but for the audience for you to just give an explanation of what does it mean for client. What does it do for a bank to be real-time?

Jeffery Yabuki:	Well, I mean today the world, the banking world is a batch-based world. You can get memo posting in real time, but the money doesn’t move and all of the systems that sit in the banking environment in the financial environment are in fact batch-based. And there is a gap between the initiation of it and a transaction and the ability to see data, to see transactions. If you think about commercial clients, most commercial clients are not managing their businesses in real time. This will allow banks to form different types and depths of relationships with their customers, again, especially on the commercial side.

As a consumer, we don’t really know. We think it’s in real time. It’s not necessarily happening. But the good news is, is there’s a lot of redundancy that happens in the system that will be eliminated as we move to a straight-through processing environment. At the same time, it also changes the risks associated with those transactions. So while moving the money in real time is likely the easiest piece, the risk models and the risk capabilities and the fraud capabilities have to move up as well.

So I think we’re going to go through a transformation and making sure that we do it in the right way to keep the system safe and secure. I think that’s one of the bigger challenges. But I think it’s going to get addressed in the next 12 months.

Darrin Peller:	Okay, and that was a competitive take, New York Community?

Jeffery Yabuki:	Yes.

Darrin Peller:	Okay. So obviously it was that differentiation in that product. Touch on the end market for minute. I mean it seems like we’ve had a pretty good set of years now and there’s questions over whether we’re inflecting or whether banks are really reinvesting still. In fact, maybe there’s even acceleration on that front. We’ve seen mergers now, right? BB&T and SunTrust. And so just curious what you’re seeing from the end market right now in terms of demand.

Jeffery Yabuki:	Well you look at BB&T and SunTrust. I think that’s one of the more interesting transactions. Both good strong banks, both banks that didn’t need to do anything, but both banks had decided to do something to increase their capacity to invest, and really to invest largely in the payment transformation and the digital transformation and where the opportunities that exist at the intersection of those things. We’re seeing the same thing happening across the entire ecosystem. There is a clear understanding that the banks at the very — the big money centers, the banks at the top of the pecking order, I think in a recent JP Morgan conference, maybe four weeks ago, where they talked about the fact that they’re investing circa $10 billion a year. That’s a lot of money, right?

And so there is increasing reliance on providers such as Fiserv and others to be able to help meet those needs, because we can invest across a much larger scope. We can co-invest with clients. We can do unique things that creates more stretch in the spend, more ability to cover the ecosystem. So that’s becoming increasingly important. And we’re seeing all-sized institutions invest more money in digital and the transformative effect that we’re talking about.

However, it’s also coming out of some places, right? So it puts more focus on efficiency, modernization. If you talk to these banks that are changing their core systems, they expect their costs to go down. Right? And so you’re going to see more institutions, we believe over the next five years, at that size of the market decide to change for competitive reasons to free up more money to invest, to allow them to differentiate further.

Darrin Peller:	So the budgets may not be growing as fast, but they’re allocating it to areas you guys are focused on?

Jeffery Yabuki:	Yes, right.

Darrin Peller:	Okay, okay. That’s interesting. I mean I think when we see the DDA growth, I mean that’s been a driver for you guys and we’ve gotten questions over in a tough economy whether or not that can actually hold up. We’ve actually seen DDA tends to grow well in a tough economy. And so is that the experience you’ve seen? We get questions of how you guys perform in a recession.

Jeffery Yabuki:	It is. It is, because you see less credit transactions. You see more people going to debit. You see more movement of money between accounts. You see much more individual financial management. You see a little less formation on the small business side and that’s one of the things that drags in a deep recession. But we would absolutely expect not just accounts to grow, but also electronic transactions to grow. Because we saw this at the pumps in 2009 where people would not necessarily buy less gas, but they would transact more. So you see more transactions. And so in a model where transactions are also a driver, it also gives you a little bit of air cover against some of the other negatives in an economic recession.

Darrin Peller:	Yeah, you know, so we’ve seen as you’ve just mentioned, the largest banks spending a huge amount. So a lot of your customers have to keep up, right? I think digital and mobile and online in general has to be a package they have to take on in a much bigger and faster way to keep up, right? You know, so I mean on that note, A, do you think your banks, your customers have the offerings from you guys or elsewhere that can compete to the likes of the large multinational banks that we’ve seen who are spending? Maybe the top five we hear are spending as much as the next thousand maybe.

Jeffery Yabuki:	Probably, maybe even more.

Darrin Peller:	And so, yeah, just curious to know first of all if your offerings do have the same capabilities.

Jeffery Yabuki:	So one of the little secrets that’s out there is often the largest banks are actually using our capabilities or other of the multi-institution providers’ capabilities. But what they’re doing is they’re dressing them up in unique experiences that match the differentiation of the brand. One of the things that is so unique about what happens when we visit the bank in our pocket through our mobile devices, is that you don’t have to have a giant ecosystem. And so the amount of differentiation that exists today between the middle of the market and the top of the market is actually far less than it would have been 20-25 years ago, when branch networks were the way in which differentiation occurs.

The big difference is the money centers have embraced the idea that digital is a journey and not a destination. And the majority of the market still thinks digital as a destination. So I’ve upgraded by my technology and I’m done. It doesn’t actually work that way. It is a constant never-ending set of investments that have to be made, because as everyone in the audience knows, our expectations change every day. As we visit Amazon or Google or WeChat or whatever technology provider, Facebook, that you want to talk about; it changes the expectations that we have for our financial institutions. That puts pressure on the institutions to invest and that’s good for us, because it allows us to go into the market, aggregate services, deliver them both on a one-off and on a scale basis.

Darrin Peller:	Yeah. And I mean in your payment segment we’re seeing that, right?

Jeffery Yabuki:	Absolutely.

Darrin Peller:	We’re seeing the mobility growth and I mean the Architect — it just seems like it’s resonating. So I’d be curious to hear more about the digital offerings that you’re now providing.

Jeffery Yabuki:	Absolutely. I think the other thing — the two other trends that matter a lot in banking, deposits are incredibly important. Right? You can’t talk to a bank and not have them talk about deposits. You know, if you roll back the clock three years ago, all the way back to 2007, no one really cared about deposits, or there was not a lot of talk on deposits. And so the focus — in fact, there were banks that were trying to make deposits go away, because of the compression on ROA. And so you’re now having banks be very focused on deposits. You have technologies, digital and bill pay, account-to-account transfer; things that we have built legacy positions in, are going to become important again, because accounts that use bill pay have higher balances. They’re stickier. So you’re going to see that happening.

And then the other big focus area is on commercial deposits, right? And so Treasury services, cash management, the ability for banks to deliver unique value to the merchants, to the billers is becoming increasingly important. Again, not just in terms of serving the clients, but in funding lending at a much lower level. So all of our technologies come together, not just… we often get caught up in the manifestation of the experiences in a mobile retail device. But most of the economics in banks are not driven by retail, right? They’re driven by commercial. And there’s a lot of transformation going on there as well.

Darrin Peller:	Okay, I mean from just sticking to payments for a second; is that — I mean this type of growth we’ve seen on these digital products, does that seem sustainable? Does that seem?

Jeffery Yabuki:	We’re at the early, for the most part, we’re at the very early stages.

Darrin Peller:	Yeah, I mean if you had to throw an inning out there in terms of where we are?

Jeffery Yabuki:

So I think if you take something like digital, in terms of an adoption level, I would guess as an industry that we’re less than a third penetrated on all accounts. And so what I mean by that is if we asked a show of hands, everyone in this room I’m guessing would say that their accounts are mobilely-enabled. But across the rest of the United States, you’re probably a third. So if you think about that, and from our model which is based on a subscription, as accounts get enabled and then as transactions occur; that’s how we get paid. We don’t get paid until that. We build all of the technology ahead of that and it’s the field of dreams, right? Build it and they will come. And they’ve been coming together. Our growth in mobile has been kind of 20% per year plus for the last four or five years. And I think that will only continue to grow and probably hit some points of inflection and acceleration. I think Zelle, for example, will actually go a long way. There’s lots of discussion about Venmo and Square Cash and others, and they’re fine. But they’re not the mass of the market. They’re still… the average household in the United States has about 100-110 transactions per year times 110 [million] households… That’s call it 10-11 billion transactions a year that need to go from primarily being cash to being electronic.

Darrin Peller:	Wow.

Jeffery Yabuki:	It’s a good thing. So I think we’re in the very early innings.

Darrin Peller:	Okay. That’s good information. Look, I mean let’s shift gears now, just given what I think a lot of the audience wants to talk about is the First Data merger. I guess just start off with what you’re hearing. It’s been a couple of months now, right?

Jeffery Yabuki:	You’re probably better off to tell the audience what you’re hearing.

Darrin Peller:	Well, we’re getting more inbound calls on your story than most. So I guess from your perspective, customers, banks, and then even investors; I’d be curious to hear the update.

Jeffery Yabuki:	So I would say, and we talked about this a little bit on our Q4 call. The reactions have been more positive, more quickly than I would have anticipated, really across all fronts. So just take the clients first. I mean clients have been pretty enthusiastic. There’s really not a single client who has looked at us or said, hey, what are you doing? Like there’s been none of that. The industrial logic is very clear and the industrial logic is solid not just on the issuer side, but on the merchant side, right? Everyone has seen how there is an energy, a network formation that can be created. And that’s been quite positive.

We’ve also gotten consistent feedback and I think rightful feedback that says, now, don’t get distracted, because Darrin, if you think about what we were just talking about — clients would say Jeff to me — we got to get digital and get moving. We’ve got to get payments moving. We’ve got to get deposits moving. We need to get all that.

So if you get distracted on First Data, that’s a problem. The beauty of this transaction is the cross-over in our businesses is quite small. Right? And so our core businesses, yes, we’re going to drive integration. We think we’re going to do some cool stuff. But we’re going to focus on our business. That organization is not going to be distracted. The bill payment business is not going to be distracted. The digital business is not going to be distracted. Yes, we’re going to create integration, but the distraction factor across the mass of the enterprise is actually quite small. So that’s been very positive.

And there’s also clients are saying to us, hey, so I told you I can see the logic. What does it mean to me? I want you to tell me how are you going to take Dovetail and how are you going to take merchant and how are you going to take bill pay; how are you going to do cool things? Right? And so there’s a lot of great dialog.

Now most of that we can’t really go into great detail until we close. But there’s a lot of energy around what are the things that we’re going to be able to do to work the real-time ecosystem that your panel was talking about earlier, and so a lot of excitement there.

On the associate side, we’ve been very pleased. Our people are quite energized about it. And we, they see a lot of opportunity there. We’ve talked about investing

$500 million in incremental innovation. That says to people, hey, if I want to go to work somewhere, that Fiserv place who no one had ever heard of before is not a bad place to be.

And then investors, you know it’s been interesting. On the day of announcement, we got equivalent reactions from both the Fiserv investors and the First Data investors and that was surprise, but different kinds of surprise. On the First Data side, I think the answer was, well, why did you sell so cheap? And on the Fiserv side, they said, well, why did you issues shares? Because those were both things that were out of the norm. And as the conversations have occurred, I think investors have picked up industrial logic, synergies that seem achievable, and a lot of free cash flow and continuing to be disciplined with capital.

Darrin Peller:	Yeah. So we’re going to come back to the synergies. But I want to ask you kind of a tough question that we — it’s part of what we pitch in the story. You know, you’ve done a great job as a CEO running a business that’s highly recurring revenue, good margin, and very good cash flow; almost to the point of being in a way boring in a good way.

Jeffery Yabuki:	We are boring, like I said up front.

Darrin Peller:	I say that in the best of ways. Because your multiples have been very good as a result of that. And so what I want to know is, long term, can you get this story to be back to that again? I mean right now you haven’t even closed the deal yet, I know. But long term, can this be a very strong recurring, consistent story or do you expect a little more volatility in it now?

Jeffery Yabuki:	Excuse me. So I mean if you look at the comparables, if you look at the merchant space; it’s a fairly high recurring revenue model. The differences are at the fringes of the business. And I don’t mean fringe in a negative way; most of the acquiring space is partially dependent on small and medium business formation. And so in very difficult economic times, you’re going to see some decline. And that’s going to create a little bit more volatility. But I think the public acquirers have proven that over time their business is pretty darn resilient. And so we believe that when you put them together, you actually get an even more resilient business, because of the diversity of the flows and because of some of the network connectivity that we believe we’ll create over time.

Darrin Peller:	Right. I think that will help drive the multiple over time. Look, I mean let me hone in on the synergies now for a moment. You know, you talked about obviously $500 million of revenue synergies, which is probably what we’re spending most of our time with clients on. And look, on that note, I mean I think the merchant referral side, the Clover distribution opportunity is resonating more than others, although there’s still a lot of hunger to understand it. So maybe just help with that a bit more. And what do you see? What are you expecting? How fast can this really be recognized?

Jeffery Yabuki:

Sure. So I think we’ve said five years. And frankly, we have a much longer list of revenue opportunities in which we could have shared in the initial announcement and Bob wouldn’t have appreciated that, and Frank wouldn’t have appreciated that. And no one else would have appreciated it. Because revenue synergies are hard to get your heads around. And so what we did is we shared the easier of the synergies out there, the ones that don’t take hours to explain. And so bank merchant is I think the poster child. We have built, I think, a very good reputation of being able to acquire assets, wrap them through integration and investment, and create differentiated value for our customers through our core distribution model.

And I think it’s something we’ve honed over the last dozen or so years. We’ll continue to do that. And we do it because our banks rely on us to bring them technological innovation. In the community space, for the most part, banks don’t put a lot of attention on merchant. And so the opportunity for us to take a technology such as Clover as an adjective, which is a technologically advanced solution on its own, integrate it into the core, make it part of the day-to-day processes of the banks at a time when deposits matter; we think is a great catalyst. We think it will — we today we’re quite proud of our business where we grow our revenue kind of in a boring way and we create cash flow and we allocate it in a boring way, and take out 60% of the shares over the last dozen or so years. And that’s great. In these times, we expect to be able to not just collect money from clients, but actually pay them. So we think that will change the way we’re viewed. So we like that a lot.

And then the second piece of it is around the payments business and really around leverage in the network. So we have Star and we have Accel and we’ll have a much bigger credit business and we have debit processing. We acquired Elan recently and now we have a large surcharge-free network. We have ATM-managed services. So we have lots of things that we can do around extending the card piece of the payments business.

And then the third bucket and the smallest of the three, because we knew people would discount it anyway, is just going out and selling some things that exist in the business. First Data has a large prepaid business. We think there’s some room there. We’ll sell a little bit more of the credit services. There’s a student lending business. Like us, there’s a lot of new things in First Data that we believe we’ll be able to sell to our clients. But we also think we’re going to be able to extend some of our non-US relationships with some of the First Data services that we have done very little outside the US, as you know.

Darrin Peller:	Yeah. Look, I mean just to hone in for a second, the Clover opportunity, correct me if I’m wrong. But most of your clients, your banks, are hosted on your own platforms, right?

Jeffery Yabuki:	Yes.

Darrin Peller:	So turning on distribution on the banks’ sites shouldn’t take too long, right?

Jeffery Yabuki:	You’re talking about the digital enablement.

Darrin Peller:	Exactly.

Jeffery Yabuki:	That’s exactly right. We see that to be one of the early wins. We’re actually — we’re thankfully in the integration planning stages. We expect on day one for us to be live with that.

Darrin Peller:	With Clover showing up on websites for banks all over the place? That could be pretty powerful.

Jeffery Yabuki:	Yeah, for the banks that want it.

Darrin Peller:	Right, sure. And then from a data standpoint, I think you guys will have access to see more information that should help with that merchant referral side, right? I mean correct me if I’m wrong.

Jeffery Yabuki:	Yeah, I mean within the core systems, you’re able to see where deposits are coming from and be able to help the banks get focused on how value is created for them.

Darrin Peller:	Right. So that’s also a bigger opportunity than maybe — I don’t think a lot of investors appreciate that. But ACH reports and just seeing where money is moving —

Jeffery Yabuki:	Yeah, it’s a lot of conversation that we’re having.

Darrin Peller:	Do you know — I mean it’s probably hard to say for sure. But how many of your banks actually have a referral with another merchant acquirer that they get paid for versus not?

Jeffery Yabuki:	The substantial majority are not.

Darrin Peller:	Okay. So this is all just opportunity for your clients to make more money?

Jeffery Yabuki:	Hope so. I hope so. That’s why we do these things.

Darrin Peller:	Okay. Look, let’s just shift for just an interest of time, to the cost synergy side, just because it’s another — it’s a very large number, $900 million. I mean there’s been some people asking if it could even be bigger than that. But starting off with what you see in terms of low-hanging fruit and then the progression over the five years, can you help us understand the timeline and what are really the low-hanging fruit to chop?

Jeffery Yabuki:	So I think we’ve said we expect the transaction to be, including cost synergies, to be roughly 20% accretive or over 20% accretive in the first year. We’ve said that we expect to get the synergies over five years. We expect the synergy — we do expect the cost synergies to be a little bit U-shaped. So we think we’ll get a little bit more early. Then we’ll have some hard work to do and then it will come back up, as you get to the tail end. And you know us pretty well. We don’t like to miss the things that we say. And so there’s probably some reasonable expectation that we might have a little bit more than $900 million identified. But listen, the transaction is quite healthy at $900 million.

And the things that we’re focused on is obviously you have duplicative corporate expenses. Between the two of us, we spend a very significant amount on technology infrastructure. And not only are we going to be able to invest more money into our technology, but we’re going to be able to clear out redundancy. So the number of networks that we have, the number of boxes that we have, how we store things; we did a very, very deep diligence process. This was not a weekend kind of public company deal. And we were able to get in and see, okay, that’s what you do. Well, this is what we do. All right, you’re 20% more efficient. We can take that across our ecosystem.

So we did a lot of time on that. We also, one of the things that we’re most proud of and you know this Darrin through our operational efficiency objectives, is that we’ve built a captive with more than 5,000 people outside the US. And this is around engineers, BAs, QA; it’s not call center. And our colleagues, our future colleagues at First Data have not done that. They’ve done very little on that front and they’ve used third parties. Well, there will be opportunities for us to create more energy there. So a lot of — I don’t know if that’s all low-hanging fruit, but things that we believe that both firms — Frank and his management team have done big integrations before. They know how to manage operations. They know how to move a business forward and we think that they have a lot of capability, as do we.

Darrin Peller:	And to be clear, your synergy targets, A, they don’t really include platform consolidation, right? I mean you guys are trying to keep —

Jeffery Yabuki:	No major consolidation.

Darrin Peller:	And I think that’s meant to try to keep things going in the way they’ve been going, right?

Jeffery Yabuki:	Yeah, we’re not — these synergies are not dependent on doing aggressive platform consolidation. We have zero desire and we are not going to disrupt clients. And that was critical to taking that step.

Darrin Peller:	Right. And interest expense opportunity? I mean you’re going to be — your leverage levels are going to be very strong, between 3 and 4 immediately, and then pretty close pretty soon after at 3 or less. And so I mean in terms of the opportunity to save on that, again, that’s just to reiterate that’s not in the $900 million?

Jeffery Yabuki:	So the benefit of interest expense saves are not part of the $900 million. Now remember that we’ve committed that over the next 18 to 24 months that we will get to our historical leverage levels. And part of that will come from debt pay-down and part of it will come from growth in EBITDA. But we expect to be in a place where we can allocate our cash flows the way we have historically in the not-too-distant future.

Darrin Peller:	Okay, so going forward again, and I get this question a lot. But this goes back to the question, can you go back to being that recurrent revenue consistent story? Should we expect in a few years you’re back to being in that buyback story again that allocation of capital will be more around returning to shareholders?

Jeffery Yabuki:	I would say that we expect capital, when we think about capital allocation, we expect shares to be the benchmark for everything. And when we did the First Data transaction, we absolutely compared it to share repurchase. Can we create enough value for our shareholders that warrants issuing 290 million shares? And so yes, we’re going to be very focused on buyback as an important part of how we build capital.

Darrin Peller:	Good.

Jeffery Yabuki:	And you know, we should be able to buy back a lot of stock.

Darrin Peller:	Yeah, that cash flow number (inaudible).

Jeffery Yabuki:	Cash flows are significant.

Darrin Peller:

Look, last question from me and then we’ll just see if there’s any in the audience. I guess we do get a lot of questions still over some of the structural parts of legacy First Data, the JVs in particular. I know it’s probably hard to say now, given you’re on the Fiserv side obviously, but has there been any checks done in your diligence around the deal or can you speak to any either risk or opportunity on that front? You already have one of them. BofA is a big bill pay client. So any comment on that would be helpful for the —

Jeffery Yabuki:	Sure. I would say that as part of our diligence process we had to make sure that the business would continue in substantially the form that the business has been in. We have not assumed that we will make the JVs dramatically better. And we think we did the right diligence to ensure that the banks will continue to be clients of ours for a long period of time. That doesn’t mean things won’t change. I absolutely think things will change. Absolutely we’re going to look to deliver as much value as we can.

Darrin Peller:	Right. Okay. With that said, we have about 2-3 minutes left if anyone has any questions.

Unidentified Audience Member:	Thanks for taking questions. Just one very quick one on your organic growth. You talked a little bit about the acceleration and in fact I think previously you’ve mentioned continuing acceleration of 50 to 100 bps each year. I was wondering if you might be able to quantify some of that, like of the 50 to 100 of acceleration. You talked about the factors that feed into that. But sort of how much is coming from the integrated payments and real time and biller solutions and things like that; just so we can sort of get our heads around the acceleration.

And also if you say 50 to 100 basis points a year, that kind of implies in two years you get to 6% or 7% organic growth, which is fantastic, but it’s sort of higher than you’ve been in recent memory, which is fantastic. But sort of when is that — does that keep going to 8-9-10%? Like where do you see steady state playing out, I guess?

Jeffery Yabuki:	Sure. I would say a couple of things. So we have said that we would expect internal revenue growth to average between 50 to 100 basis points a year over a three-year period. We were 80 basis points this year, I’m sorry in ‘18. We gave guidance for 4.5 to 5. So we’ve said somewhere between 0 and 50 basis points this year. So we do expect for there to be a step-up this year. I would say that it would be difficult for me to give you the algorithmic answer. But it’s the things that we talked about. It’s digital. It’s payments, Zelle, DNA; just the things that we’ve been talking about.

I would say that the 50 to 100 basis points does imply that we’ll see step-up and I think for right now, we feel like that’s the case. We do not assume in our model that we’re operating in the high single digits. We assume that we kind of work in the mid singles and things work reasonably well.

Darrin Peller:	Maybe we’ll be able to take one last question, just in the interest of time. There’s one — there’s a couple in the front.

Unidentified Audience Member:	Just a quick question on again the First Data deal. I know a lot of people are focused on the revenue and cost synergy opportunities and obviously that makes a lot of sense. But are there any pieces of that business that maybe were just like smaller pieces of the business that you’re considering shutting down or divesting, just because they’re smaller or they’re not being run the way that you’d like? Or from a margin standpoint, there’s opportunity to push that aside? Just kind of how you’re thinking about — it’s a large business. So there’s a lot of opportunity there.

Darrin Peller:	Lots of moving parts.

Jeffery Yabuki:	Yeah, I know. That’s a great question. You know, one of the things that we’ve done over the years is we’ve looked at what’s in our portfolio and at times we’ve sold businesses. At times we’ve put them into joint ventures. We’ve done a variety of different things. We’ll continue to use that management philosophy with First Data. I think right now it’s premature to say that. I think we have to get to close and then at that point we’ll start taking a deeper look.

Darrin Peller:	All right, guys, I think we should wrap it up there. Jeff, thank you so much for being with us. I appreciate it. Bob, thank you again for joining us, Tiffany.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “merger agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy/consent solicitation statement of Fiserv and First Data that also constitutes a prospectus of Fiserv. This communication is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Shareholders are able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus, and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

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Forward-Looking Statements

The information disclosed in this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Fiserv to complete the proposed acquisition and related transactions and to achieve the synergies described herein. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,”

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Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements.

The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data and their customers and Fiserv’s and First Data’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv and First Data’s ability to comply with government regulations; the impact of Fiserv’s and First Data’s strategic initiatives; Fiserv’s and First Data’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risks Factors” in Fiserv’s and First Data’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2018, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this presentation.